TRUST FOR PROFESSIONAL MANAGERS
AMENDED AND RESTATED RULE 18f-3 MULTIPLE CLASS PLAN

on behalf of

Collins Alternative Solutions Fund
Collins Long/Short Credit Fund

Trust for Professional Managers (the “Trust”), on behalf of its series, the Collins Alternative Solutions Fund and the Collins Long/Short Credit Fund (each, a “Fund,” and together, the “Funds”), has elected to rely on Rule 18f-3 under the Investment Company Act of 1940, as amended (the “1940 Act”), in offering multiple classes of shares of the Funds.  A majority of the Board of Trustees of the Trust (the “Board of Trustees”), including a majority of the Trustees who are not “interested persons” of the Trust (as defined in the 1940 Act), has determined in accordance with Rule 18f-3(d) that the following plan (the “Plan”) is in the best interests of each class individually and each Fund as a whole:

1.   Class Designation.  Each Fund will offer two classes of shares to be known as Class A shares and Institutional Class shares (each, a “Class,” and collectively, the “Classes”).

2.   Class Characteristics.  Each Class will represent interests in the same portfolio of investments and will be identical in all respects to each other Class, except as set forth below:

Class A:
Class A shares will be offered for sale subject to a maximum front-end sales charge of 5.00%, subject to certain exceptions as set forth in the Fund’s Prospectus, and a contingent deferred sales charge of 0.50% is applied to Class A shares purchased at the $1,000,000 breakpoint (as described in the Fund’s Prospectus) that are redeemed within 12 months of purchase.  Class A shares will be subject to a distribution and shareholder servicing plan (the “Distribution Plan”) adopted pursuant to Rule 12b-1 under the 1940 Act, which provides for an annual 12b-1 distribution and shareholder servicing fee of 0.25% of the average daily net assets of the Fund attributable to Class A shares, computed on an annual basis.  The Distribution Plan fees for the Class A shares will be used to pay the Fund’s distributor a distribution and shareholder servicing fee for promoting and distributing Class A shares and for providing shareholder services and others who render assistance in distributing, promoting or providing shareholder services to shareholders of Class A shares.  Class A shares of the Collins Long/Short Credit Fund are also subject to a Shareholder Servicing Plan, which provides for a shareholder servicing fee of 0.25% of the average daily net assets of the Fund attributable to Class A shares, computed on an annual basis.  The Shareholder Servicing Plan is designed to compensate financial intermediaries and other persons for certain personal services for shareholders and/or the maintenance of shareholder accounts.

Institutional Class:
Institutional Class shares of the Collins Alternative Solutions Fund will be offered for sale at net asset value and are not subject to any sales charges or Rule 12b-1 distribution and shareholder servicing fees.  Institutional Class shares of the Collins Long/Short Credit Fund are subject to a Shareholder Servicing Plan, which provides for a shareholder servicing fee of 0.10% of the average daily net assets of the Fund attributable to Institutional Class shares, computed on an annual basis.  The Shareholder Servicing Plan is designed to compensate financial intermediaries and other persons for certain personal services for shareholders and/or the maintenance of shareholder accounts.  Institutional Class shares of the Collins Long/Short Credit Fund are not subject to any sales charges or Rule 12b-1 distribution fee.

3.   Expense Allocations.  The following expenses for the Funds will be allocated on a Class-by-Class basis, to the extent applicable and practicable: (i) fees under the Distribution Plan; (ii) accounting, auditor, litigation or other legal expenses relating solely to a particular Class; and (iii) expenses incurred in connection with shareholder meetings as a result of issues relating to a particular Class.  Income, realized and unrealized capital gains and losses, and expenses of a Fund not allocated to a particular Class will be allocated on the basis of the net asset value of each Class in relation to the net asset value of the Fund.  Notwithstanding the foregoing, a service provider for the Funds may waive or reimburse the expenses of a specific Class or Classes to the extent permitted under Rule 18f-3 of the 1940 Act.

4.   Conversions.  There are no conversion features associated with Class A or Institutional Class shares.

5.   General.  Shares of each Class will have equal voting rights and liquidation rights, and are voted in the aggregate and not exclusively by Class except in matters where a separate vote is required by the 1940 Act, or when the matter affects only the interest of a particular Class, such as each Class’ respective arrangements under Rule 18f-3 of the 1940 Act. Each Class will have in all other respects the same rights and obligations as each other Class.  On an ongoing basis, the Board of Trustees will monitor the Plan for any material conflicts between the interests of the Classes of shares.  The Board of Trustees will take such action as is reasonably necessary to eliminate any conflicts that develop.  The Funds’ investment adviser and distributor will be responsible for alerting the Board of Trustees to any material conflicts that may arise.  Any material amendment to this Plan must be approved by a majority of the Board of Trustees, including a majority of the trustees who are not interested persons of the Trust, as defined in the 1940 Act.  This Plan is qualified by and subject to the then current prospectus for the applicable Class, which contains additional information about that Class.

Adopted on: April 24, 2012
Amended on January 22, 2015